Exhibit No. 12.1

MUFG AMERICAS HOLDINGS CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	For the Years Ended December 31,
(In millions, except ratios)	2016	2015	2014	2013	2012
Excluding Interest on Deposits
Income (loss) before income taxes and including noncontrolling interests	$1,341	$768	$1,111	$1,082	$994
Fixed Charges:
Interest expense, excluding interest on deposits	469	345	303	310	326
Estimated interest component of net rental expense (1)	38	37	37	36	28
Total fixed charges	507	382	340	346	354
Income before income taxes and including noncontrolling interests, excluding fixed charges	$1,848	$1,150	$1,451	$1,428	$1,348
Ratio of earnings to fixed charges	3.64	3.01	4.27	4.13	3.81

Including Interest on Deposits
Fixed charges	$507	$382	$340	$346	$354
Add: Interest on deposits	194	200	238	248	214
Total fixed charges including interest on deposits	$701	$582	$578	$594	$568
Income before income taxes and including noncontrolling interests, excluding fixed charges as above	$1,848	$1,150	$1,451	$1,428	$1,348
Add: Interest on deposits	194	200	238	248	214
Total earnings before income taxes and including noncontrolling interests, excluding fixed charges, and including interest on deposits	$2,042	$1,350	$1,689	$1,676	$1,562
Ratio of earnings to fixed charges	2.91	2.32	2.92	2.82	2.75

(1)	The proportion deemed representative of the interest factor.